Exhibit 99.(a)(1)(M)

FORM OF AMENDMENT NOTICE

To:	[Eligible Optionee Name]
From:	stockgrant@hain-celestial.com
Subject:	Offer to Amend Eligible Options

On November 25, 2008, the Company formally commenced a “tender offer” to address certain adverse tax consequences associated with certain employee stock options, which we call the “Offer to Amend Eligible Options.”

This email and the attached document are being sent to you because we made some changes to the “Forward looking statements; miscellaneous” section, which begins on page 44, of the Offer to Amend Eligible Options. The attached Offer to Amend Eligible Options replaces the version that was previously sent to you, and you should rely on the attached Offer to Amend Eligible Options instead of any previous version you have received.

The complete terms and conditions of this tender offer program are set forth in the documents attached to this email and your personalized Election Form, which was sent in a separate email on November 25, 2008. These documents were also filed with the Securities and Exchange Commission, and can be viewed at www.sec.gov. These documents contain specific details about the tender offer, including a Summary of Terms, which we encourage you to carefully review.

REMINDER: Whether or not you intend to participate in the tender offer, you must submit an executed Election Form indicating your intention to accept or reject the tender offer by December 23, 2008, at 11:59 p.m. Eastern Time (or a later time if the offer is extended).

If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about such documentation, please email your question to stockgrant@hain-celestial.com.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to certain stock option grants. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.